

November 13, 2012

Via E-mail
Mr. Andrew L. Krawitt
Principal Financial Officer
Crane Co.
100 First Stamford Place
Stamford, CT 06902

> **RE: Crane Co.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed February 27, 2012**
> **Form 10-Q for the Quarter ended September 30, 2012**
> **Filed November 5, 2012**
> **Response Letter dated November 1, 2012**
> **File No. 1-1657**

Dear Mr. Krawitt:

We have reviewed your response letter dated November 1, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 8 – Financial Statements and Supplementary Data, page 32

Note 10 – Commitments and Contingencies, page 51

Asbestos Liability, page 52

1. We read your responses to comments one and two from our letter dated October 24, 2012. We understand that the information used to determine your asbestos liability accrual also includes claims and costs for periods beyond the ten years used in determining your actual accrual. Thus, it appears that you may have some estimate of the amount of reasonably

possible loss above the amount currently accrued. You indicate on page 55 that you expect to incur additional charges for asbestos liabilities in excess of the amounts currently provided, but you do not believe that any such amount can be reasonably determined beyond 2021. We believe that disclosing the amount or range of reasonably possible loss above the amount currently accrued is important information for readers to better understand how the asbestos litigation could impact you. Please show us how you will revise future filings to include this disclosure. If you continue to believe that no amount or range of reasonably possible loss above the amount currently accrued can be disclosed, please tell us why not, including the specific efforts you undertook for purposes of the December 31, 2011 Form 10-K and subsequent Forms 10-Q to try to provide such disclosure and what led and continues to lead you to believe that you are unable to estimate the amount of reasonably possible loss above the amount accrued despite your ongoing efforts. Refer to ASC 450-20-50.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief